METZGER & McDONALD PLLC

                      A PROFESSIONAL LIMITED LIABILITY COMPANY
                         ATTORNEYS, MEDIATORS & COUNSELORS

STEVEN C. METZGER          3626 N. HALL STREET, SUITE 800
DIRECT DIAL 214-740-5030     DALLAS, TEXAS 75219-5133    FACSIMILE 214-224-7555
SMETZGER@PMKLAW.COM                214-969-7600                 214-523-3838
                               WWW.PMKLAW.COM                 214-969-7635


                              December 3, 2010

Via EDGAR

The Securities and Exchange Commission
100 F. Street
Washington, D.C. 20549-7010
Attn:   Karl Hiller, Branch Chief
        Joanna Lam, Staff Accountant

        Re: Spindletop Oil & Gas Co. (Commission File No. 000-18774; CIK No. 0000867038) - Form 10-K for the fiscal year ended December 31, 2009

Ladies and Gentlemen:

     On behalf of Spindletop Oil & Gas Co., a Texas corporation ("Spindletop") this letter is being filed as amended correspondence uploaded on the EDGAR system on behalf of Spindletop as an initial response to a letter of comment from the Staff of the Securities and Exchange Commission dated December 16, 2010. Schedule 1 annexed to this letter contains the responses to the comments of the Staff. In each instance on such Schedule, for convenience, each comment of the Staff is repeated, followed in each instance by the applicable response to such comment or explanation. Also included in such response, where appropriate, is a letter/page reference to the text to the applicable document or instrument referred to in the comment.

     This letter is being filed under the EDGAR system in direct response to the comments of the Staff. If you would like to discuss any item concerning the referenced material included in this letter or Schedule 1, please do not hesitate to contact the undersigned at any time at at 214-740-5030 direct, or Robert E. Corbin of Spindletop at 972-644-2581.

                                                 Very truly yours,

                                                 /s/ Steven C. Metzger

                                                 Steven C. Metzger



cc:  Robert E. Corbin
     Spindletop Oil & Gas Co.
     12850 Spurling Rd., Suite 200
     Dallas, Texas 75230



                                SCHEDULE 1


                   Response to Comments of the Staff of
                  The Securities and Exchange Commission
             by letter dated December 16, 2010 with respect to
           Form 10-K for the fiscal year ended December 31, 2009
                         Spindletop Oil & Gas Co.
                       Commission File No. 000-18774
                             _________________


     The following information is to provide a response to comments of the Staff of the Securities and Exchange Commission rendered by letter dated December 16, 2010 with respect to Form 10-K Annual Report to the Securities and Exchange Commission for the fiscal year ended December 31, 2009 of Spindletop Oil & Gas Co. (the "Company" or "Spindletop"). For convenience, each comment of the Staff is restated below, with our response noted immediately following the comment. Also included in such response is a letter/page reference to the text of each instrument where applicable.

Form 10-K for the Fiscal Year Ended December 31, 2009
-----------------------------------------------------

Financial Statements
--------------------

Note 18 - Supplemental Reserve Information (unaudited), page 75
---------------------------------------------------------------

       Comment/Observation No. 1. We have read your response to comment three in our letter dated November 8, 2010, indicating that due to a decrease in gas prices, you have temporarily suspended development of your proved undeveloped gas reserves. Tell us the extent to which this change in development plans will cause development of your proved undeveloped reserves to not occur within five years of initially booking them as proved and explain whether you intend to remove such quantities from your estimates of proven undeveloped reserves. If not, describe the specific circumstances that you believe would satisfy the criteria in Rule 4-10 (a)(31)(ii) of Regulation S-X.

       Response to Comment/Observation No. 1.


Proved Undeveloped Reserves at the end of 2008 were calculated to be 8,764 bbl oil and 2,877,311 mcf gas. At the end of 2009, Proved Undeveloped Reserves were calculated to be 26,110 bbl oil and 1,848,520 mcf gas, an increase of 17,346 bbl oil and a decrease of 1,028,791 mcf gas. The Proved Undeveloped reserves ending 2009 include two (2) PUD drilling locations that the Company plans to drill within the five year period. One of these two (2) PUD drilling location has already been drilled and placed into production in 2010.

The increase of 25,630 bbls of oil in Proved Undeveloped oil reserves from 12/31/2008 to 12/31/2009 was due to the addition of one (1) PUD drilling location from the Papalote, E (3250-B) field located on our Papalote Block in Bee County, Texas. This increase was offset by a reduction in estimated Proved Undeveloped oil reserves of 8,274 bbl oil and natural gas reserves of 1,204,675 mcf for a total of 209,070 BOE from five (5) PUD drilling locations from the Newark, E. (Barnett Shale) on our Krum S. Block in Denton County, Texas.
These PUD drilling locations are located on leasehold held by production. During 2009, natural gas prices decreased from an average price of $7.95 per mcf to $3.71 per mcf, a decrease of approximately 53%. This decrease in natural gas prices was not followed by a corresponding decrease in the cost to drill, complete and equip new wells. Our natural gas drilling projects are highly dependent on natural gas prices and some have now become marginal to uneconomic at current prices. Therefore, these five (5) PUD natural gas drilling locations were removed from our development drilling program and such quantities of 209,070 BOE were removed from our estimates of Proved Undeveloped reserves until such time as natural gas prices rebound and the economics of these PUD drilling locations provide the Company with an acceptable rate of return.

The overall decrease in our Proved Undeveloped natural gas reserves was primarily from these five (5) PUD drilling locations and was slightly offset by an increase of approximately 175,884 mcf or 29,320 BOE in projected gas reserves from one (1) PUD drilling location from the Newark, E (Barnett Shale) field located on our Cresson NE Block in Parker County, Texas. Projected reserves from this well were included in our 2008 Proved Undeveloped gas reserves. Offset production to this projected PUD drilling location had matured for another year and allowed a recalculation of increased ultimate production.

As stated in the response to your first letter, we removed the five (5) Barnett Shale PUD drilling locations from our proved undeveloped reserves because of current economic conditions, and have no projects currently reflected in proved undeveloped reserves which will not be developed within the five year time frame.

Please note the last sentence in the second paragraph in which we've amended
the sentence as follows;   "..and have removed such quantities from our
estimates of Proved Undeveloped reserves.."


       Comment/Observation No. 2 We have read your response to prior comment four concerning the relationship between changes in your reserves attributable to revision in quantity estimates and the corresponding change in your standardized measure of discounted future net cash flows.

Please explain how a decrease of $4 million in 2007 can be caused exclusively by an increase of 63 MBOE, and increase of $54 million in 2008 can be caused by exclusively by an increase of 30 MBOE, and an increase of $10 million in 2009 can be caused exclusively by a decrease of 17 MBOE.

Please also describe the internal controls you have in place to oversee the preparation of the standardized measure of discounted future net cash flows.


       Response to Comment/Observation No. 2.


Prior to 2009, the Company engaged Netherland, Sewell and Associates, Inc. a widely known and respected firm of Petroleum Engineers, to prepare its annual reserve report to be included in the Company's Form 10-K. For both the years 2007 and 2008, the quantities, the discounted values, the revisions of quantity estimates and the change in the standardized measure of discounted future net cash flows were calculated and provided to us by the consulting firm as part of their evaluation, and those amounts are presented in our report.

Beginning in 2009, the Company acquired a reserve engineering software package to prepare its reserve report internally, as well as to evaluate other oil and gas properties for acquisitions. Oil and gas prices are currently behaving erratically, no longer tracking one another but going in opposite directions. Our Company's reserves are primarily natural gas reserves, and natural gas prices have generally decreased or stayed at depressed levels since the fourth quarter of 2008 and this has affected the Company's ability to develop its PUD drilling locations.

As responded to in the first comment above, several projects that were in consideration for future drilling development and shown as proved undeveloped reserves in our 2008 reserve report were removed from the reserve report because they were considered uneconomical due to low natural gas prices. The Company had five (5) Barnett Shale PUD drilling locations in our 2008 reserve report as proved undeveloped, estimating a total recovery of 209,069 BOE. The 10% NPV of each of these five (5) PUD drilling locations were $66,300, $34,700, $23,100, $11,900, $800. These low NPV amounts are due to each of the wells having a long life expectancy of about 44 years. Additionally, the NPV of each well decreased because the projected start date of each well was one year out from the other and the longer discounting to present value for each well, decreased the value for each well. Since it was evident that the current economic conditions would defer the drilling of these PUD drilling locations until natural gas prices improve, and since the development of these wells would be pushed out beyond the five-year time limit for recognizing proved undeveloped reserves, the Company removed them from the calculation of its reserves. This caused a decrease of quantities of 209,069 BOE and a decrease in NPV of $136,800.

The Company added to its proved undeveloped reserves for 2009, one (1) PUD drilling location on its Papalote Block located in Bee County, Texas with an estimated total recovery of 25,620 BO, no natural gas, and a 10% NPV of $509,210 over an 11.5 year life. The shorter economic life of the property significantly increases the NPV as compared to a longer lived property. Together, the five (5) natural gas PUD drilling locations removed from our 2009 reserve report, and the one(1) oil PUD drilling location added, decreased our reserves by 183,449 BOE but increased the NPV by $372,410.

The Company evaluated 205 properties in its 2008 reserve report and 175 properties in its 2009 reserve report. The properties not evaluated in 2009 were small and/or marginal properties that did not add any material reserves to its reserve report or were disposed of through a sale or were plugged and abandoned. The Company added 45,113 BO to its total proved oil reserves in 2009 and removed 374,211 MCF of natural gas reserves( 62,369 BOE) for a total reduction of 17,256 BOE.

With respect to the Company's internal controls, the Company has acquired an engineering reserve software program from TRC Consultants, LC called PHDWin. This petroleum economic evaluation software offers a complete solution for evaluating, managing, and reporting reserves and performance data. The PHDWin software is commonly used by engineers to perform the following types of evaluations: asset valuation, prospect screening, SEC and RIGS reserve reporting, acquiring/divesting assets, pre-drill well justification, work-over justification and post-drill or post work-over economic performance. The software was acquired for evaluation of oil and gas properties for sale and available for purchase in the normal course of the Company's business, and it also uses the software to prepare its annual reserve report for the SEC.

The Company has established a written internal control procedure to verify that the data entered into our engineering evaluation software is complete and correct. These internal control procedures establish the source of the data both internally and externally, the personnel that will collect the data and testing of the data collected to insure its accuracy. A summary of the procedures are shown below:

Procedures and controls for the Company's annual Reserve Report preparation;

  1. Natural gas and oil prices for operated and non-operated properties are downloaded from our revenue ledgers by a revenue accountant and the data is reviewed and tested by engineering tech personnel under supervision of the petroleum engineer preparing the reserve report.

  2. Lease operating expenses for operated and non-operated properties are drawn from our general ledger by property by the accounting department and tested by other accounting department personnel under the supervision of the Company's controller.

  3. Shrinkage is calculated from internal natural gas sales worksheets and reconciled with run statements and revenue checks by a revenue accountant and amounts are reviewed and tested by the gas contracts accountant.

  4. State tax rates for each property are pulled by the regulatory accountant for use in the economic analysis program by the petroleum engineer preparing the reserve report.

  5. Division of interests for both operated and non-operated properties are provided by the revenue accountant from the Company's revenue distribution program and reviewed, spot checked and entered under the supervision of the petroleum engineer.

  6. Proved undeveloped properties are evaluated and determined whether or not to be included in the reserve report by the petroleum engineer, the geology department and the company management.

  7. Fitting of production curves in the economic evaluation program is evaluated and modified if necessary by the petroleum engineer in consultation with the company management.

  8. Preliminary reserve report is prepared and reviewed and approved by the company's upper management before preparation of the final report.

  9. The standardized measure of discounted future net cash flows is prepared by the petroleum engineer preparing the reserve report from data generated by the economic evaluation program in comparison with the reports prepared in prior years.